October 13, 2009

Patricia M. Schaubeck
General Counsel
State Bancorp, Inc.
Two Jericho Plaza
Jericho, New York 11753

Re: State Bancorp, Inc.
Form 10-K for December 31, 2008
File Number 1-14783

Dear Ms. Schaubeck:

We have completed our review of the above referenced materials and have no further comments.

Sincerely,

Christian Windsor
Special Counsel